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SEC FILE NUMBER 0-22183

CUSIP NUMBER 583062104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 28, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meade Instruments Corp.

Full Name of Registrant

Former Name if Applicable

27 Hubble

Address of Principal Executive Office (Street and Number)

Irvine, CA 92618

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The independent auditor of Meade Instruments Corp. (the “Company”) was unable to complete its audit of the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2013 due to recently identified ownership changes which could limit the net operating loss carryforwards and tax credit carryforwards of the Company under Section 382 of the Internal Revenue Code.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John A. Elwood	(949)	451-1450
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report net sales of $17.5 million for the twelve months ended February 28, 2013 compared to $21.6 million for the twelve months ended February 29, 2012, a decrease of $4.1 million or 19% due to a decrease in net sales of the Company’s low-end telescope products to mass-retail customers and delays in product development of certain of its high-end telescope products.

The Company will report a net loss of $3.7 million for the twelve months ended February 28, 2013 compared to $1.4 million for the twelve months ended February 29, 2012 due primarily to the decrease in revenues.

In addition, the Company’s independent auditor will issue a statement in its report that there is substantial doubt about the Company’s ability to continue as a going concern due to the Company’s declining revenues and significant recurring losses.

Meade Instruments Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 30, 2013	By	/s/ John A. Elwood, SVP-Finance and
Administration, Chief Financial Officer and Secretary